CORPORATE STRATEGIES, INC.
                         1170 St. James Place, Suite 116
                              Houston, Texas 77056
                                 (713) 621-2737


March 22, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:      Corporate Strategies, Inc.
         Form SB-2 Registration Statement filed on September 22, 2004,
         with an amendment filed   on December 29, 2004
         File No. 333-119179

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Corporate Strategies, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, filed by the Registrant on September 22, 2004, with an amendment filed on December 29, 2004 (the "Registration Statement").

         No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

                                                     Sincerely,


                                                     /s/ Timothy J. Connolly
                                                     Chief Executive Officer